Lucy Scientific Discovery Inc.

301-1321 Blanshard Street
Victoria, British Columbia V8W 0B6 Canada

February 6, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Kristin Lochhead, Terence O’Brien, Ada D. Samerento and Jeffery Gabor

Re:	Lucy Scientific Discovery Inc.

Registration Statement on Form S-1
SEC File No. 333-262296

Filed January 21, 2022, as amended March 4, 2022, November 14, 2022, December 5, 2022, December 15, 2022, January 9, 2023, January 18, 2023, January 23, 2023, January 31, 2023 and February 6, 2023

Ladies and Gentlemen:

Reference is made to two letters, each filed as correspondence via EDGAR on February 6, 2023, in which both we and the underwriter requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-262296) for February 7, 2023, at 5:00 p.m. Eastern Time, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw both our and the underwriter’s requests for acceleration of the effective date.

Please direct any questions or comments concerning this request to Joseph Walsh of Troutman Pepper Hamilton Sanders LLP at (212) 704-6030.

LUCY SCIENTIFIC DISCOVERY INC.

By:	/s/ Christopher McElvany
	Name:	Christopher McElvany
	Title:	President and Chief Executive Officer

Cc:	Andrew Hulsh, Troutman Pepper Hamilton Sanders LLP Joseph Walsh, Troutman Pepper Hamilton Sanders LLP Andrew M. Tucker, Nelson Mullins Riley & Scarborough LLP